UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 4)*
Coty Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
222070203
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
JAB Cosmetics B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With Power
	5.	Sole Voting
0

	6.	Shared Voting Power
300,908,041 (1)

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
300,908,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
300,908,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.05% (1)(2)

12.	Type of Reporting Person (See Instructions)
OO

(1)
Includes 300,908,041 shares of Class A Common Stock held of record by JAB Cosmetics B.V. JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.

(2)
The percentage ownership was calculated by dividing the 300,908,041 Class A shares owned by the Reporting Person by the 751,256,879 Class A shares outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2018. Each share of Class A Common Stock is entitled to one vote.

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1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Lucresca SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Austria
Number of Shares Beneficially Owned by Each Reporting Person With Power
	5.	Sole Voting
0

	6.	Shared Voting Power
300,908,041 (1)

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
300,908,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
300,908,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.05% (1)(2)

12.	Type of Reporting Person (See Instructions)
OO

(1)
Includes 300,908,041 shares of Class A Common Stock held of record by JAB Cosmetics B.V. JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.

(2)
The percentage ownership was calculated by dividing the 300,908,041 Class A shares owned by the Reporting Person by the 751,256,879 Class A shares outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2018. Each share of Class A Common Stock is entitled to one vote.

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1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Agnaten SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Austria
Number of Shares Beneficially Owned by Each Reporting Person With Power
	5.	Sole Voting
0

	6.	Shared Voting Power
300,908,041 (1)

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
300,908,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
300,908,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.05% (1)(2)

12.	Type of Reporting Person (See Instructions)
OO

(1)
Includes 300,908,041 shares of Class A Common Stock held of record by JAB Cosmetics B.V. JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.

(2)
The percentage ownership was calculated by dividing the 300,908,041 Class A shares owned by the Reporting Person by the 751,256,879 Class A shares outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2018. Each share of Class A Common Stock is entitled to one vote.

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1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
JAB Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With Power
	5.	Sole Voting
0

	6.	Shared Voting Power
300,908,041 (1)

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
300,908,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
300,908,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.05% (1)(2)

12.	Type of Reporting Person (See Instructions)
OO

(1)
Includes 300,908,041 shares of Class A Common Stock held of record by JAB Cosmetics B.V. JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.

(2)
The percentage ownership was calculated by dividing the 300,908,041 Class A shares owned by the Reporting Person by the 751,256,879 Class A shares outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2018. Each share of Class A Common Stock is entitled to one vote.

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Item 1.(a)	Name of Issuer:
Coty Inc.
Item 1.(b)	Address of Issuer’s Principal Executive Offices:
350 Fifth Avenue, New York, NY
Item 2.(a)	Name of Person Filing:
JAB Cosmetics B.V.
Lucresca SE
Agnaten SE
JAB Holdings B.V.
JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.
Item 2.(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of JAB Cosmetics B.V. is Oosterdoksstraat 80, NL 1011 DK Amsterdam, The Netherlands.
The principal business address of Lucresca SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria. The principal business address of Agnaten SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria.
The principal business address of JAB Holdings B.V. is Oosterdoksstraat 80, NL 1011 DK Amsterdam, The Netherlands.
Item 2.(c)	Citizenship:
JAB Cosmetics B.V. is a Dutch Besloten Vennootschap.
Lucresca SE is an Austrian Societas Europaea.
Agnaten SE is an Austrian Societas Europaea.
JAB Holdings B.V. is a Dutch Besloten Vennootschap.
Item 2.(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share
300,908,041 shares beneficially owned by the Reporting Persons are of Class A Common Stock.
Item 2.(e)	CUSIP Number:

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222070203
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
(a)	Amount beneficially owned:
300,908,041 (1)
(b)	Percent of Class:
40.05% (1)(2)
(c)	Number of Shares as to which the person has:
i	Sole power to vote or to direct the vote:
0
ii	Shared power to vote or to direct the vote:
300,908,041 (1)
iii	Sole power to dispose or to direct the disposition of:
0
iv.	Shared power to dispose or to direct the disposition of:
300,908,041
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
_____________________________
(1)
Includes 300,908,041 shares of Class A Common Stock held of record by JAB Cosmetics B.V. JAB Cosmetics B.V. is an indirect subsidiary of Lucresca SE and Agnaten SE and a direct subsidiary of JAB Holdings B.V.

(2)
The percentage ownership was calculated by dividing the 300,908,041 Class A shares owned by the Reporting Person by the 751,256,879 Class A shares outstanding as of February 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2018. Each share of Class A Common Stock is entitled to one vote.

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Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2019

JAB Cosmetics B.V. Lucresca SE Agnaten SE JAB Holdings B.V.
/s/ Constantin Thun-Hohenstein
By: Constantin Thun-Hohenstein Title: Attorney-in-Fact
/s/ Markus Hopmann
By: Markus Hopmann Title: Attorney-in-Fact

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EXHIBIT NO.	DESCRIPTION

Exhibit A
Joint Filing Agreement filed by and among the Reporting Persons, dated as of February 16, 2016 (incorporated by reference to Exhibit A of the Schedule 13G filed with the Securities and Exchange Commission on February 16, 2016).

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